                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)

                              Thermwood Corporation
                              (NAME OF THE ISSUER)

                              Thermwood Corporation
                      (NAME OF PERSON(S) FILING STATEMENT)

                         Common Stock, without par value
                         (TITLE OF CLASS OF SECURITIES)

                                    883672107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               Barry Feiner, Esq.
                                190 Willis Avenue
                             Mineola, New York 11501
                         Telephone Number: 516 873-8426

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)


                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

Calculation of Filing Fee

               Transaction               Amount of filing fee
               valuation
               $ 4,546,875(1)                $  909.38
               -----------                   ---------


(1.) Calculated by multiplying the 750,000 Shares by the average of the high and low prices reported on the American Stock Exchange on December 28, 1998.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,265.07
Form or Registration No.:  Form S-4
Filing Party:              Thermwood Corporation
Date Filed:                January 4, 1999

         Pursuant to General Instruction B to Schedule 13e-4, Thermwood Corporation hereby incorporates by reference Amendment No.1 to its registration statement on Form S-4, previously filed with the Commission. The Preliminary Prospectus, contained in Amendment No. 1 to the Company's registration statement on Form S-4 is attached as Exhibit
         (e)(1). References in the following itemized responses in this Issuer Tender Offer Statement refer to portions of the Preliminary Prospectus incorporated by reference in answer thereto.

ITEM 1.  SECURITY AND ISSUER.

(a)               PROSPECTUS COVER PAGE; PROSPECTUS SUMMARY -- Our Principal
                  Office.

(b)-(c) EXCHANGE OFFER; MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(d)               NOT APPLICABLE.

ITEM 2.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)               DESCRIPTION OF THE DEBENTURES AND THE INDENTURE; EXCHANGE
                  OFFER.

(b) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources; EXCHANGE OFFER.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) To the Company's knowledge, there are no plans by any person to acquire or dispose of any additional securities of the Company other than pursuant to existing option plans and convertible debentures. In this regard, see MANAGEMENT -- Executive Compensation and PRINCIPAL SHARE-HOLDERS AND STOCK OWNERSHIP OF MANAGEMENT.

(b)-(d)           NOT APPLICABLE.

(e) CAPITALIZATION; EXCHANGE OFFER -- Financial Effect of the Exchange Offer; MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources -- Effects of the Exchange Offer

(f)               NOT APPLICABLE.

(g) EXCHANGE OFFER; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Transactions With Edgar Mulzer

(h)-(j)           NOT APPLICABLE.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Recent Stock Transactions By Affiliates.

ITEM 5. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ITEM 6.  PERSONS  RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  COVER PAGE OF PROSPECTUS; PLAN OF DISTRIBUTION.

ITEM 7.  FINANCIAL STATEMENTS.

(a)-(b) SELECTED CONSOLIDATED FINANCIAL DATA; CONSOLIDATED FINANCIAL STATEMENTS; EXCHANGE OFFER -- Financial Effect of the Exchange Offer.

ITEM 8.  ADDITIONAL INFORMATION.

                  NOT APPLICABLE.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)               Preliminary Prospectus (see Exhibit (e)(1) below)
(b)               DuBois County Bank $3,500,000 credit documents(1)
(c)               (1)      Incentive Stock Option Plan(2)
                  (2)      Restated Non-Qualified Stock Option Plan(2)


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
                  (3) Indenture dated as of February 3, 1993, between Thermwood Corporation and American Stock Transfer and Trust Company, Trustee, relating to 12% Convertible Subordinated Debentures due February 25, 2003, and resolutions relating to effect of reverse stock split on those debentures(2)

                  (4) Indenture with American Stock Transfer and Trust Company concerning the 12% debentures Due 2014.(1)

                  (5) Thermwood Option to Purchase Edgar Mulzer's shares.(1)

                  (6)      Agreement between Thermwood Corporation and Kenneth
                           J. Susnjara ("Securityholder") concerning
                           Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                  (7) Agreement between Thermwood Corporation and Linda S. Susnjara ("Securityholder") concerning
                           Securityholder's intentions with regard to her Company securities in the Exchange Offer.

                  (8) Agreement between Thermwood Corporation and Edgar Mulzer ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                  (9) Agreement between Thermwood Corporation and Peter N. Lalos ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                  (10) Agreement between Thermwood Corporation and Lee Ray Olinger ("Securityholder") concerning
                           Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                  (11)     Agreement between Thermwood Corporation and Rebecca
                           F. Fuller ("Securityholder") concerning
                           Securityholder's intentions with regard to her Company securities in the Exchange Offer.

                  (12)     Agreement between Thermwood Corporation and Michael
                           P. Hardesy ("Securityholder") concerning
                           Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                  (13) Agreement between Thermwood Corporation and David J. Hildenbrand ("Securityholder") concerning
                           Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                (14) Agreement between Thermwood Corporation and Richard Kasten ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.

                (15) Agreement between Thermwood Corporation and Donald L. Uebelhor ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.

(d)             Not Applicable

(e)             Preliminary Prospectus

(f)             Not applicable


1. Filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-4 filed with the SEC on March 1, 1999, and incorporated herein by this reference.

2. Previously filed as an exhibit to the Issuer's prior Schedule 13E-3 filed with the SEC on September 4, 1998, and incorporated herein by this reference.

3. Filed as an exhibit to the Company's Registration Statement on Form S-4 filed with the SEC on January 4, 1999, and incorporated herein by this reference.


                                     -5-
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                                    SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 25, 1999
                                          -------------------------------------
                                                     (Date)

                                          Thermwood Corporation

                                          By:  /s/ Kenneth J. Susnjara
                                          -------------------------------------
                                               Kenneth J. Susnjara, President


                                               /s/ Kenneth J. Susnjara
                                          -------------------------------------
                                               Kenneth J. Susnjara


                                               /s/ Linda S. Susnjara
                                          -------------------------------------
                                               Linda S. Susnjara


                                               /s/ Edgar Mulzer
                                          -------------------------------------
                                               Edgar Mulzer


                                               /s/ Lee Ray Olinger
                                          -------------------------------------
                                               Lee Ray Olinger


                                               /s/ Peter Lalos
                                          -------------------------------------
                                               Peter Lalos


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